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                                                                  Exhibit (a)(4)


                               SUPPLEMENT NO. 1 TO

                           OFFER TO PURCHASE FOR CASH

                          by Bighorn Associates II LLC

            up to 1,900,000 units of limited partnership interest in

                        Resources Pension Shares 5, L.P.,

                         a Delaware Limited Partnership,

                           for $2.80 per unit in Cash

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     OUR OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00
           MIDNIGHT NEW YORK TIME, ON JUNE 28, 2001, UNLESS EXTENDED.
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         On May 25, 2001, we offered to purchase up to 1,900,000 (approximately
33.39%) of the outstanding units of limited partnership interest of Resources Pension Shares 5, L.P. ("your partnership") for a purchase price of $2.80 per unit, net to you in cash, without interest, upon the terms and subject to the conditions set forth in our offer to purchase dated May 25, 2001 and in the related letter of transmittal.

         We are Bighorn Associates II LLC. We are owned and controlled by Presidio Capital Investment Company, LLC, the entity which indirectly owns and controls your general partners. Accordingly, as disclosed in our offer to purchase, we and your general partners are affiliates under the common control of Presidio Capital Investment Company, LLC.

         We are providing you with this Supplement to inform you of one change in the terms of our offer. We will now accept as valid tenders of units that would result in the tendering limited partner owning less than 100 units. Our original offer had precluded such tenders in order to comply with provisions of your partnership's partnership agreement. However, we have been informed that your partnership will process such tenders and accordingly such tenders will now be valid.

         In order to provide limited partners the time to consider the information contained in this Supplement, we have extended the expiration date of our offer to 12:00 midnight, New York City time, on June 28, 2001.

                                      BIGHORN ASSOCIATES II LLC

June 22, 2001